
02044617

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ORIGINAL

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of MAY, 2002

Peruvian Gold Limited.
(Translation of registrant's name into English)

0-29380
(File Number)

#1105 – 1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peruvian Gold Limited
(Registrant)

Date May 23, 2002

By [signature]
Nick DeMare, Director
(Signature)*

*Print the name and title of the signing officer under his signature.

CR6/lt

PERUVIAN GOLD LIMITED
Suite 1105 - 1166 Alberni Street
Vancouver, British Columbia, V6E 2Z3



May 17, 2002

Dear Shareholder:

This letter, a notice of meeting (the "**Notice**"), a proxy, a summary (the "**Summary**") of a joint information circular (the "**Information Circular**"), audited annual financial statements, the annual report and an annual return card are being sent to you as one of the shareholders of Peruvian Gold Limited ("**Peruvian**"). The purpose of this letter is to invite you and the other shareholders of Peruvian to attend the annual and extraordinary general meeting of shareholders as described in the Notice.

As described in the Notice and Summary, the purpose of the extraordinary general meeting is to consider a special resolution to approve an arrangement (the "**Arrangement**") under Section 252 of the Company Act (British Columbia) pursuant to which Bradstone Equity Partners, Inc. ("**Bradstone**"), Peruvian, Glenex Industries Inc. ("**Glenex**") and Stockscape.com Technologies Inc. ("**Stockscape**") will be amalgamated to form a new company, ("**Amalco**") with the name, "Bradstone Equity Partners, Inc.", or such other name as the directors may approve. The Summary provides a summary of the proposed Arrangement and describes how you can obtain a copy of the full Information Circular. It also describes the particulars of the approvals required, including the application to be made to the British Columbia Supreme Court for its approval of the Arrangement. Please give this information your careful attention.

The managements of Bradstone, Peruvian, Glenex and Stockscape believe that the proposed Arrangement will create a significantly stronger company with approximately $28 million in net assets on completion of the Arrangement, experienced management and will provide the best opportunity for increasing shareholder value. The board of directors of Peruvian believe that the Arrangement is desirable and in the best interests of Peruvian and its shareholders and recommends that you vote **FOR** approval of the Arrangement.

It is important that your shares be represented at the annual and extraordinary general meeting regardless of the number of shares you hold. Whether or not you plan to attend the meeting, please complete, date, sign and return your proxy as soon as possible so that your shares will be represented. You may, of course, attend the meeting and vote in person, even if you have previously returned the proxy.

We look forward to seeing you at the annual and extraordinary general meeting.

Yours truly,

Peruvian Gold Limited

(signed) "Robert G. Atkinson"

Robert G. Atkinson
President & Chief Executive Officer

Neither The Toronto Stock Exchange nor the TSX Venture Exchange has in any way passed upon the merits of the transaction described herein and any representation to the contrary is an offence.

SUMMARY OF JOINT INFORMATION CIRCULAR

for

Annual, Special or Extraordinary General Meetings

of

Shareholders

of

BRADSTONE EQUITY PARTNERS, INC.

PERUVIAN GOLD LIMITED

GLENEX INDUSTRIES INC.

STOCKSCAPE.COM TECHNOLOGIES INC.

May 17, 2002

SUMMARY

The following is a summary of certain information contained elsewhere in the Joint Information Circular (the "Information Circular") of Bradstone, Peruvian, Glenex and Stockscape dated May 17, 2002 including the schedules thereto. Capitalized terms used in this Summary are defined in the Glossary of Terms. This Summary is qualified in its entirety by the more detailed information appearing or referred to in the Information Circular.

This summary is provided pursuant to the terms of one or more of the Exemption Orders. See "Exemption Orders" below. In accordance with the terms of the Exemption Orders, Shareholders may receive a copy of the complete Information Circular by:

(1) accessing the Information Circular on the Internet at www.bradstoneequity.com;

(2) accessing the Information Circular on the Internet at www.sedar.com. On the SEDAR website, select your language of choice, select "*Company Profiles*", select the letter of the alphabet for the particular Company (i.e. "B" for Bradstone, "G" for Glenex, "P" for Peruvian or "S" for Stockscape), select the respective Company name, choose "*View This Public Company's Documents*", and then select "*Management Proxy/Information Circular*" for the filing date May 21, 2002; or

(3) requesting by facsimile, telephone, email or other form of communication that a printed copy of the Information Circular be mailed to you which will be done free of charge. A request for a printed copy should be directed by **all** Shareholders as follows:

Toll-free number: 1-800-318-3094
(Canada and United States)
Fax: (604) 681-4692
Email: odutra@quest-mail.com

The Meetings

Times, Dates, and Places of Meetings

The Bradstone Meeting will be held on June 25, 2002 at 11:00 a.m. (Vancouver time) in the Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia.

The Peruvian Meeting will be held on June 25, 2002 at 10:00 a.m. (Vancouver time) in the Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia.

The Glenex Meeting will be held on June 25, 2002 at 8:30 a.m. (Vancouver time) at Suite 2800, 666 Burrard Street, Vancouver, British Columbia.

The Stockscape Meeting will be held on June 25, 2002 at 9:00 a.m. (Vancouver time) at Suite 2800, 666 Burrard Street, Vancouver, British Columbia.

The Record Date

The Record Date for determining the registered shareholders for each of the Meetings is May 13, 2002.

Purposes of the Meetings

This Summary and the Information Circular are furnished in connection with the solicitation of proxies by management of Bradstone, Peruvian, Glenex and Stockscape for use at the Meetings.

Bradstone Meeting

At the Bradstone Meeting, Bradstone Shareholders will be asked to consider the Bradstone Annual General Meeting Matters and to pass the Bradstone Continuance Resolution approving the Continuance, the Bradstone Arrangement Resolution approving the Arrangement and the Option Resolution approving the Bradstone 2002 Stock Option Plan.

Peruvian Meeting

At the Peruvian Meeting, Peruvian Common Shareholders will be asked to consider the Peruvian Annual General Meeting Matters and to pass the Peruvian Arrangement Resolution approving the Arrangement.

Glenex Meeting

At the Glenex Meeting, Glenex Common Shareholders will be asked to pass the Glenex Arrangement Resolution approving the Arrangement.

Stockscape Meeting

At the Stockscape Meeting, Stockscape Common Shareholders will be asked to consider the Stockscape Annual General Meeting Matters and to pass the Stockscape Name Change Resolution approving the change of Stockscape's name if the Arrangement is not completed and the Stockscape Arrangement Resolution approving the Arrangement.

Summary of the Transaction, the Resulting Issuer and Its Business

The Continuance

Prior to the Arrangement, Bradstone shall continue its jurisdiction of incorporation from Alberta to British Columbia as it must be a British Columbia company in order to participate in the Arrangement. It is proposed that the Continuance will be effected during the Bradstone Meeting following the passing of the Bradstone Continuance Resolution.

The Arrangement

Principal Steps

The principal steps in, and consequences of, the Arrangement may be summarized as follows:

(a) Bradstone, Peruvian, Glenex and Stockscape shall amalgamate, pursuant to the provisions of the Company Act, and continue as one company, Amalco, under the name "Bradstone Equity Partners, Inc." or such other name as the directors of the Companies may determine, which other name shall be disclosed to the Shareholders at the Meetings prior to the approval of the Arrangement and shall be acceptable to the Registrar and all other regulatory authorities having jurisdiction. Each of Peruvian, Glenex and Stockscape shall, on the Effective Date, contribute to Amalco all of its assets, subject to all of its liabilities, and Amalco shall assume all such liabilities;

(b) the issued Bradstone, Peruvian, Glenex and Stockscape securities will be exchanged as follows:

    (i) the issued Bradstone Class A Shares shall be cancelled without any repayment of capital in respect thereof and one (1) Amalco Class A Share will be issued in exchange for one (1) Bradstone Class A Share;

(ii) the issued Bradstone Class B Shares shall be cancelled without any repayment of capital in respect thereof and one (1) Amalco Class B Share will be issued in exchange for one (1) Bradstone Class B Share;

(iii) the issued Peruvian Common Shares will be cancelled without any repayment of capital in respect thereof and one (1) Amalco Share will be issued in exchange for every 1.7156 Peruvian Shares;

(iv) the issued Glenex Common Shares will be cancelled without any repayment of capital in respect thereof and one (1) Amalco Share will be issued in exchange for every 2.2680 Glenex Shares;

(v) the issued Stockscape Common Shares will be cancelled without any repayment of capital in respect thereof and one (1) Amalco Share will be issued in exchange for every 4.1387 Stockscape Shares;

(vi) holders of options, warrants and other securities of Bradstone, Peruvian, Glenex and Stockscape will receive options, warrants and other convertible securities of Amalco on the same exchange ratios and with corresponding changes to the exercise prices based on the share exchange ratios set out above and having the same exercise and conversion periods as the securities exchanged therefor; and

(c) the reduction of the amount of the paid up capital attributable to the Amalco Shares upon implementation of the Arrangement by an amount equal to the Accumulated Deficit of Amalco at that date in order that the Accumulated Deficit of Amalco be eliminated.

Effect of the Arrangement

The Arrangement will result in, among other things:

(a) Bradstone, Peruvian, Glenex and Stockscape being amalgamated to form Amalco under the same name as Bradstone or such other name as the directors of the Companies may determine, which other name shall be disclosed to the Shareholders at the Meetings prior to the approval of the Arrangement and shall be acceptable to the Registrar and all other regulatory authorities having jurisdiction;

(b) holders of Bradstone, Peruvian, Glenex and Stockscape securities exchanging those securities for Amalco Securities as follows:

(i) One Bradstone Class A Share for one Amalco Class A Share;

(ii) One Bradstone Class B Share for one Amalco Class B Share;

(iii) 1.7156 Peruvian Common Shares for one Amalco Class A Share;

(iv) 2.2680 Glenex Common Shares for one Amalco Class A Share;

(v) 4.1387 Stockscape Common Shares for one Amalco Class A Share; and

(vi) Options and warrants of the Companies being exchanged for Amalco Options and Amalco Warrants in the same exchange ratios with corresponding changes to exercise prices as set out above; and

(c) the Accumulated Deficit of Amalco being eliminated.

The full particulars of the Arrangement are contained in the Plan of Arrangement, a copy of which is attached as Schedule "J" to the Information Circular.

Directors of Amalco

The board of directors of Amalco will be Robert G. Atkinson, Brian E. Bayley, Gordon D. Ewart, Edward L. Mercaldo, A. Murray Sinclair, Andrew F.B. Milligan and John J. Fleming. See "The Arrangement – Directors of Bradstone (Post Arrangement)" in the Information Circular.

Pro forma Summary Financial Information

The following pro forma summary financial information in respect of Bradstone (Post Arrangement) is derived from the Bradstone Pro Forma Financial Statements which are attached as Schedule "I" in the Information Circular:

Current Assets	$16,629,308
Investments	10,941,981
Resources Properties	299,830
Other Assets	499,416
Total Assets	28,370,535
Current Liabilities	368,249
Shareholders Equity Dollar Amount	28,002,286

The Companies

Bradstone, an Alberta incorporated company (to be continued to British Columbia), is a publicly traded merchant banking company listed on the TSX. For over the past 5 years, Bradstone has invested in North American high-growth and emerging companies with an emphasis on technology and resource based businesses. Following the completion of the Arrangement, Bradstone (Post Arrangement) intends to expand its business and invest its funds in various high yielding investment assets consisting primarily of bridge loans and other corporate debt. See "Bradstone Equity Partners, Inc." in the Information Circular for more complete disclosure about Bradstone.

Peruvian, a British Columbia incorporated company, is a publicly traded company listed on the TSX Venture. Peruvian has carried out mineral exploration and development and holds a number of mineral properties in Peru but is presently not carrying on any exploration activity. Peruvian has financed its activities with the proceeds from share issues, interest income and joint ventures. Since mid 2000, Peruvian has carried on certain merchant banking activities and has invested its funds in a variety of business ventures and investments. Glenex, a British Columbia incorporated company, is a publicly traded company listed on the TSX Venture. Over the past three to four years, Glenex has carried on certain merchant banking type activities and has invested its funds in a variety of business ventures and investments. Stockscape, a British Columbia incorporated company, is a publicly traded company quoted on the OTCBB. Over the past few years, Stockscape has carried on certain investment banking type activities and has invested its funds in a variety of business ventures and investments. See "Peruvian Gold Limited", "Glenex Industries Inc." and "Stockscape.com Technologies Inc." in the Information Circular for more complete disclosure about these Companies.

Following the Arrangement, each of Bradstone, Peruvian, Glenex and Stockscape will not exist as a separate company but will continue as Amalco with the same name as Bradstone. Bradstone (Post Arrangement) will expand its merchant banking business and significantly increase its bridge lending and other financing activities and hold the assets of Bradstone, Peruvian, Glenex and Stockscape. See "Bradstone (Post Arrangement) – Business" in the Information Circular.

Stated Business Objectives

The primary business objectives that Bradstone (Post Arrangement) expects to accomplish using the funds available upon completion of the Arrangement are to expand its merchant banking business and significantly increase its bridge lending and other financing activities. See "Bradstone (Post Arrangement) – Business" in the Information Circular.

Valuation and Fairness Opinions

Stephen W. Semeniuk, B. Comm., MBA, CFA, of West Vancouver, British Columbia, has provided his advice and opinion to the board of directors of each of Bradstone, Glenex and Stockscape and Ross Glanville, B.A. Sc., P. Eng., MBA, CGA, CAMV of Burnaby, British Columbia has provided his advice and opinion to the board of directors of Peruvian in respect of the fairness of the terms of the Arrangement, from a financial point of view, to the securityholders of Bradstone, Peruvian, Glenex and Stockscape. See "The Arrangement – Valuation and Fairness Opinions" in the Information Circular.

Recommendations of the Directors

Each board of directors of Bradstone, Peruvian, Glenex and Stockscape has reviewed the Arrangement Agreement and the opinions of the Financial Advisors applicable to them and concluded (with the Common Parties abstaining), that the transactions contemplated by the Arrangement Agreement are fair and reasonable to the securityholders and in the best interests of each of Bradstone, Peruvian, Glenex and Stockscape.

Each board of directors of Bradstone, Peruvian, Glenex and Stockscape (with the Common Parties abstaining) recommends that the Bradstone Shareholders, the Peruvian Common Shareholders, the Glenex Common Shareholders and the Stockscape Common Shareholders vote in favour of their respective Arrangement Resolutions. See "The Arrangement – Recommendations of the Directors" in the Information Circular.

Conditions to the Arrangement

The Arrangement is subject to a number of specified conditions, including:

(a) receipt of all required approvals including approval of the Arrangement at the Meetings and by the Court, the TSX and TSX Venture;

(b) the Continuance of Bradstone into British Columbia;

(c) confirmation of the Canadian tax consequences of the Arrangement to the holders of the Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares and that the issue of the Bradstone Shares will be exempt from the registration requirements of the U.S. Securities Act and from the registration and prospectus requirements in each of the Provinces of Canada in which holders of Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares are resident;

(d) dissent rights not being exercised by holders of more than 2% or more of any of the Bradstone Shares, Peruvian Common Shares, Glenex Common Shares or Stockscape Common Shares;

(e) receipt of satisfactory fairness opinions for each of the Companies;

(f) an increase in the number of directors of Bradstone to seven (7) and the appointment of Robert G. Atkinson, Brian E. Bayley, Gordon D. Ewart, Edward L. Mercaldo, A. Murray

Sinclair, Andrew F.B. Milligan and John J. Fleming as directors;

(g) the prior sale by Bradstone of all or substantially all of its holdings of Peruvian Common Shares (which sale has been completed);

(h) A. Murray Sinclair, Brian E. Bayley, Gordon D. Ewart and Robert G. Atkinson shall each have entered into satisfactory forms of employment or consulting agreements with Amalco on completion of the Arrangement; and

(i) termination of the management agreement between A&E Capital Funding Inc. and Bradstone prior to the completion of the Agreement (see 'Bradstone Equity Partners, Inc.– Executive Compensation" in the Information Circular).

See "Arrangement Agreement – Conditions to the Arrangement Becoming Effective" in the Information Circular.

Stock Exchange Approvals

The Bradstone Shares are listed on the TSX; the Peruvian Common Shares and the Glenex Common Shares are listed on the TSX Venture; and the Stockscape Common Shares are quoted on the OTCBB. It is a condition of the Arrangement that the TSX and the TSX Venture shall have accepted the Arrangement and the TSX shall have conditionally approved the listing of the Amalco Class A Shares and the Amalco Class B Shares on the TSX and the NASD shall have conditionally approved the quotation of the Amalco Class A Shares and the Amalco Class B Shares, if required, subject to the usual conditions for listing.

Court Approval of the Arrangement

Under the Company Act, the Companies are required to obtain the approval of the Court to the calling of the Bradstone, Peruvian, Glenex and Stockscape Meetings and to the Arrangement. On May 17, 2002, prior to mailing of this Summary, the Companies obtained an Interim Order providing for the calling and holding of the said Meetings and other procedural matters. A copy of the Notice of Application for the Final Order is attached to this Summary. As set out in the Notice of Application, the Court hearing in respect of the Final Order is scheduled to take place at 10:00 a.m., Vancouver time, on June 26, 2002, following the said Meetings or as soon thereafter as counsel for the Companies may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the respective Meetings. ***Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.***

At the Court hearing, shareholders and creditors of Bradstone, Peruvian, Glenex and Stockscape who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the Company Act, the Companies have been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court's approval is required for the Arrangement to become effective and the Court will be informed prior to the hearing that if such approval is obtained, this will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act with respect to, among other things, Amalco Shares to be distributed pursuant to the Arrangement as described below under

"Securities Laws Considerations - U.S. Securities Laws" in the Information Circular.

Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement pursuant to the Notice of Application is required to file with the Court and serve upon Bradstone, Peruvian, Glenex and Stockscape at their respective addresses for service set out in the Notice of Application attached as Schedule "E" to this Summary, on or before 12:00 p.m., Vancouver time, on June 20, 2002, a notice of his, her or its intention to appear ("**Appearance Notice**"), including their address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to:

Bradstone Equity Partners, Inc.
Peruvian Gold Limited
Glenex Industries Inc.
Stockscape.com Technologies Inc.
all c/o 10th Floor - 595 Howe Street
Vancouver, British Columbia, V6C 2T5

Attention: Kenneth W. Ball
Fax: (604) 687-8772
E-mail: kball@dumoulinblack.com

Exemption Orders

The BCSC issued an order on May 17, 2002, under the Company Act and the ASC issued an order on May 16, 2002 under the Alberta Act, exempting the Companies from the requirement to deliver printed copies of the complete Information Circular to Shareholders, provided, in both cases, that the full text of the information circular is made available electronically to Shareholders and that printed copies of the information circular be provided to Shareholders, free of charge, on request.

The local securities regulatory authority in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick issued a decision on May 17, 2002 exempting the Companies from the requirement to deliver printed copies of the complete Information Circular to their respective registered and non-registered Shareholders on the following conditions:

1. the Companies' respective shareholders receive written notice, by mail, that the Information Circular will be electronically available to them (together with information on how to access the electronic copy or how to request a printed copy free of charge), the respective notice of annual, special or extraordinary meeting, a summary containing a succinct and clear outline of the Arrangement and the form of proxy for the respective meeting (which condition is being met by delivery of this information package);

2. the Companies' respective shareholders have access to the Information Circular through a designated website or by making a request to one of the Companies or their respective transfer agents, for a printed copy of the Information Circular, free of charge (for the description of how to access the Information Circular, please refer to Page 1 of this Summary; and

3. the Information Circular that is available electronically to shareholders be identical to the printed copy which is available to shareholders on request.

The orders and decisions referred to above are together referred to as the "Exemption Orders".

See "Exemption Orders" in the Information Circular.

Risk Factors

The securities of Bradstone, Peruvian, Glenex and Stockscape should be considered highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders should carefully consider all of the information disclosed in the Information Circular prior to voting on the matters being put before them at the Meetings under the Information Circular. See "The Arrangement – Risk Factors", "Bradstone Equity Partners, Inc. – Risk Factors", "Peruvian Gold Limited – Risk Factors", "Glenex Industries Inc. – Risk Factors", Stockscape.com Technologies Inc. – Risk Factors" and "Bradstone (Post Arrangement) – Risk Factors" in the Information Circular.

Exchange of Certificates and Fractional Shares

As soon as practicable after the Effective Date, the Depository at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, shall forward to each registered holder of Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares at the address of such holder as it appears in the appropriate register for such shares a letter of transmittal and instructions for obtaining delivery of certificates representing the Amalco Shares to which such registered holders are entitled pursuant to the Arrangement. Former shareholders of Bradstone, Peruvian, Glenex and Stockscape may make delivery of the shares held by them by delivering the certificates representing such shares to the Depository. Such certificates shall be accompanied by a duly completed letter of transmittal together with such other documents as the Depository may require. The Amalco Shares issued to such holder shall be registered in such name or names and the certificates for the shares issuable pursuant to the Arrangement will be delivered to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable after the receipt by the Depository of the required documents. No fractional shares will be issued and no cash will be paid in lieu of fractional shares. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or more being rounded up to the next whole number.

Income Tax Considerations

A summary of the principal Canadian and United States federal income tax consequences of the proposed Arrangement is included under "Income Tax Considerations" in the Information Circular. **Holders of Bradstone, Peruvian, Glenex or Stockscape securities should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Arrangement.**

Dissent Rights

Bradstone Shareholders have the right to dissent to the Continuance and to be paid the fair value of their shares upon strict compliance with the provisions of applicable law. See 'Bradstone Annual General Meeting Matters – Bradstone Continuance - Rights of Dissent to the Continuance" in the Information Circular for a summary of the Alberta Act dissent right and procedures applicable to the Continuance.

Shareholders of Bradstone, Peruvian, Glenex and Stockscape have the right to dissent to the Arrangement and to be paid the fair value of their shares upon strict compliance with the provisions of applicable law. See "Rights of Dissent to the Arrangement" in the Information Circular for a summary of the Company Act dissent right and procedures applicable to the Arrangement. **Dissenting Bradstone, Peruvian, Glenex and Stockscape shareholders should note that the exercise of dissent rights can be a complex, time-sensitive and expensive procedure. Dissenting shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Continuance or**

Arrangement, as the case may be, and the dissent rights.

Information for United States Securityholders

The Amalco Securities to be issued to the Bradstone Securityholders, Peruvian Securityholders, the Glenex Securityholders and the Stockscape Securityholders pursuant to the Arrangement will not be registered under the provisions of the U.S. Securities Act and will be distributed in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act. See also "The Arrangement – Conduct of Meetings and Other Approvals" in the Information Circular. The restrictions on resale imposed by the U.S. Securities Act will depend on whether the holder of the Amalco Shares issued pursuant to the Arrangement is an "affiliate" of Amalco after the Arrangement or was an "affiliate" of Bradstone, Peruvian, Glenex and Stockscape prior to the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually this includes the directors, executive officers and major shareholders of the issuer.

The solicitation of proxies and transactions contemplated herein are being made by a Canadian issuer in accordance with Canadian corporate and securities laws. Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations. The financial statements of Bradstone, Peruvian, Glenex and Stockscape and the pro forma statements of Bradstone (Post Arrangement) included in the Information Circular have been prepared in accordance with generally accepted accounting principles in Canada, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States corporations.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the parties to the Arrangement are organized under the laws of jurisdictions other than the United States, that their officers and directors are residents of countries other than the United States, that the experts named in the Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of the parties to the Arrangement and such persons may be located outside the United States.

THE AMALCO SHARES, AMALCO OPTIONS AND AMALCO WARRANTS TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS SUMMARY OR THE INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Forward Looking Statements

Statements contained in this Summary and the Information Circular that are not historical facts are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results and geology, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in exploration or development activities, political risks involving doing business in other nations and the policies of these other nations, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

GLOSSARY OF TERMS

In this Summary of the Information Circular, the following capitalized words and terms shall have the following meanings:

Accumulated Deficit of Amalco	The amount of the deficit of Amalco as determined in accordance with applicable Canadian GAAP.
Alberta Act	The *Business Corporations Act* (Alberta).
Amalco [or Bradstone (Post Arrangement)]	The amalgamated company, to be named "Bradstone Equity Partners, Inc." or such other name as approved, resulting from the amalgamation of the Companies pursuant to the Plan of Arrangement.
Amalco Class A Shares	Class A subordinate voting common shares in the capital of Amalco, each Amalco Class A Share entitling the holder to one vote per Amalco Class A Share held.
Amalco Class B Shares	Class B multiple voting common shares in the capital of Amalco, each Amalco Class B Share entitling the holder to five votes per Amalco Class B Share held.
Amalco Options	Options for the purchase of Amalco Class A Shares.
Amalco Securities	Collectively, Amalco Class A Shares, Amalco Class B Shares, Amalco Warrants and Amalco Options.
Amalco Securityholders	At the relevant time, holders of Amalco Shares, Amalco Warrants and Amalco Options.
Amalco Shares	Collectively, Amalco Class A Shares and Amalco Class B Shares.
Amalco Warrants	Warrants for the purchase of Amalco Class A Shares.
Arrangement	The Arrangement to be completed pursuant to the provisions of Section 252 of the Company Act, involving the amalgamation of Bradstone, Peruvian, Glenex and Stockscape to form Amalco as described in the Plan of Arrangement and the elimination of the Accumulated Deficit of Amalco.
Arrangement Agreement	The Arrangement Agreement dated as of April 5, 2002 among Bradstone, Peruvian, Glenex and Stockscape.
Arrangement Resolutions	Collectively, the Bradstone Arrangement Resolution, Peruvian Arrangement Resolution, Glenex Arrangement Resolution and Stockscape Arrangement Resolution.
ASC	Alberta Securities Commission
BCSC	British Columbia Securities Commission
Bradstone	Bradstone Equity Partners, Inc., a company incorporated under the Alberta Act.
Bradstone 2002 Stock Option Plan	Bradstone's proposed 2002 stock option plan authorizing the issuance of options to purchase up to 4,872,290 Bradstone Class A Shares in respect of which the Option Resolution is being placed before the Bradstone Meeting.

Bradstone Annual General Meeting Matters	Collectively, the election of directors, appointment of auditors and other annual general meeting matters set out in Bradstone's Notice of Meeting.
Bradstone Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by Bradstone Shareholders at the Bradstone Meeting, the full text of which is attached as Schedule "B" to this Information Circular.
Bradstone Class A Shares	Class A subordinate voting common shares in the capital of Bradstone, each Bradstone Class A Share entitling the holder to one vote per Bradstone Class A Share held.
Bradstone Class B Shares	Class B multiple voting common shares in the capital of Bradstone, each Bradstone Class B Share entitling the holder to five votes per Bradstone Class B Share held.
Bradstone Continuance Resolution	The Special Resolution of Bradstone Shareholders approving the Continuance to be voted on, with or without variation, by the Bradstone Shareholders at the Bradstone Meeting, the full text of which is attached as Schedule "A" to this Information Circular.
Bradstone Meeting	The annual general meeting to elect directors, appoint auditors and receive financial statements and the special and extraordinary general meeting of shareholders of Bradstone to be held at 11:00 a.m. (Vancouver time) on Tuesday, June 25, 2002 for the purpose of voting on the Bradstone Continuance Resolution, the Bradstone Arrangement Resolution, the Option Resolution and the other matters proposed by management at the Bradstone Meeting.
Bradstone (Post Arrangement) [or Amalco]	The amalgamated company, to be named "Bradstone Equity Partners, Inc." or such other name as approved, resulting from the amalgamation of Bradstone, Peruvian, Glenex and Stockscape pursuant to the Plan of Arrangement.
Bradstone Securityholders	At the relevant time, holders of Bradstone Shares and Bradstone Options.
Bradstone Shareholders	At any time, the holders at that time of Bradstone Class A or Bradstone Class B Shares.
Bradstone Shares	Collectively, Bradstone Class A Shares and Bradstone Class B Shares.
Break Fee	$100,000 payable pursuant to the Arrangement Agreement to each other party thereto by a party who accepts an unsolicited superior proposal or who breaches a material obligation under the Arrangement Agreement.
CEO	Chief Executive Officer.
CFO	Chief Financial Officer.
Companies	Collectively, Bradstone, Peruvian, Glenex and Stockscape.
Company Act	The *Company Act* (British Columbia), as amended.
Continuance	The proposed continuance of Bradstone from the Province of Alberta under section 182 of the Alberta Act to the Province of British Columbia under section 36 of the Company Act.
Court	The Supreme Court of British Columbia.

Depository	Computershare Trust Company of Canada
Effective Date	The date on which the Final Order and such other documents as are required by the Registrar are accepted for filing under the Company Act.
Exchange Act	*United States Securities Exchange Act* of 1934, as amended.
Exemption Orders	The orders issued by the British Columbia Securities Commission and the Alberta Securities Commission under the Company Act and the Alberta Act respectively, and the decision issued by the local securities regulatory authorities in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick, on May 16 and 17, 2002 in the forms as attached to the Information Circular as Schedules "N1", "N2" and "N3".
Final Order	The final order made by the Court approving the Arrangement.
Financial Advisors	Stephen W. Semeniuk, B. Com., MBA, CFA, in respect of Bradstone, Glenex and Stockscape and Ross Glanville, B.A. Sc., P. Eng., MBA, CGA, CAMV, in respect of Peruvian.
GAAP	Generally Accepted Accounting Principles.
Glenex	Glenex Industries Inc., a company amalgamated under the Company Act.
Glenex Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by the Glenex Common Shareholders at the Glenex Meeting, the full text of which is attached as Schedule "B" to this Information Circular.
Glenex Common Shareholders	At any time, the holders at that time of Glenex Common Shares.
Glenex Common Shares	Voting common shares in the capital of Glenex.
Glenex Meeting	The extraordinary general meeting of shareholders of Glenex to be held at 8:30 a.m. (Vancouver time) on Tuesday, June 25, 2002 for the purpose of voting on the Glenex Arrangement Resolution and the other matters proposed by management at the Glenex Meeting.
Glenex Optionholders	At the relevant time, holders of Glenex Options.
Glenex Options	Existing options granted by Glenex for the purchase of up to 225,000 Glenex Common Shares at an exercise price of $0.25 per share with expiry dates ranging from July 13, 2002 to September 2007.
Glenex Securityholders	At the relevant time, holders of Glenex Common Shares and Glenex Options.
Information Circular	This Information Circular to be sent to the Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders in connection with the Meetings.
Interim Order	The interim order of the Court dated May 17, 2002 pursuant to Section 252 of the Company Act, approving the calling of the Meetings.
Meetings	Collectively, the Bradstone Meeting, Peruvian Meeting, Glenex Meeting and Stockscape Meeting.
NASD	National Association of Securities Dealers.

NASDAQ	The NASD Automated Quotation System, commonly known as the "NASDAQ Stock Market".
Option Resolution	The Ordinary Resolution approving the Bradstone 2002 Stock Option Plan, to be voted on, with or without variation, at the Bradstone Meeting, the full text of which is attached as Schedule "D" to the Information Circular.
Ordinary Resolution	In the case of the Company Act and the Alberta Act, a resolution required to be approved by greater than one half (1/2) of the votes cast by those shareholders who (being entitled to do so) vote in person or by proxy at the shareholders' meeting for which the appropriate notice has been given.
OTCBB	The Over the Counter Bulletin Board operated by the NASD.
Peruvian	Peruvian Gold Limited, a company incorporated under the Company Act.
Peruvian Annual General Meeting Matters	Collectively, the election of directors, appointment of auditors and other annual general meeting matters set out in Peruvian's Notice of Meeting.
Peruvian Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by the Peruvian Common Shareholders at the Peruvian Meeting, the full text of which is attached as Schedule "B" to this Information Circular.
Peruvian Common Shareholders	At any time, the holders at that time of Peruvian Common Shares.
Peruvian Common Shares	Voting common shares in the capital of Peruvian.
Peruvian Meeting	The annual general meeting to elect directors, appoint auditors and receive financial statements and the extraordinary general meeting of shareholders of Peruvian to be held at 10:00 a.m. (Vancouver time) on Tuesday, June 25, 2002 for the purpose of voting on the Peruvian Arrangement Resolution, and the other matters proposed by management at the Peruvian Meeting.
Peruvian Optionholders	At the relevant time, holders of Peruvian Options.
Peruvian Options	Existing options granted by Peruvian for the purchase of up to 991,500 Peruvian Common Shares at exercise prices ranging from $0.45 to $0.70 per share with expiry dates ranging from April 14, 2002 to March 4, 2007.
Peruvian Securityholders	At the relevant time, holders of Peruvian Common Shares and Peruvian Options.
Plan of Arrangement	The plan of arrangement set out as Schedule "J" hereto and any amendment thereto agreed to by the directors of each of Bradstone, Peruvian, Glenex and Stockscape.
Record Date	May 13, 2002, being the date determined by each of Bradstone, Peruvian, Glenex and Stockscape for determining Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders entitled to receive notice of and vote at the Meetings.
Registered Holder	A shareholder of record of Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares, as the case may be.

Registrar	The British Columbia Registrar of Companies appointed under Section 320 of the Company Act.
Reporting Jurisdictions	The Canadian jurisdictions where Bradstone, Peruvian, Glenex and Stockscape are currently reporting issuers under Securities Legislation and the United States where Peruvian and Stockscape file reports and other information with the SEC.
Reporting Jurisdictions (New)	The Canadian jurisdictions where Bradstone will be a reporting issuer (being British Columbia, Alberta, Ontario, Saskatchewan, Manitoba, Quebec, and New Brunswick), and the United States where Bradstone will be required to file reports and other information with the SEC on completion of the Arrangement.
SEC	United States Securities and Exchange Commission.
Securities Acts	The *Securities Act* (Alberta), *Securities Act* (British Columbia), *Securities Act* (Ontario), *Securities Act* (Saskatchewan), *Securities Act* (Manitoba), *Securities Act* (Quebec), and *Securities Act* (New Brunswick), as amended.
Securities Legislation	The Company Act, the Alberta Act, the Securities Acts and the equivalent securities legislation of the territories of Canada, and the Exchange Act and U.S. Securities Act each as now enacted or as amended and the applicable rules, regulations, rulings, orders and forms made or promulgated under such statutes, as well as the rules, regulations, by-laws and policies of the TSX and the TSX Venture.
SEDAR	System for Electronic Document Analysis and Retrieval.
Shareholder	A member of a company incorporated under the Company Act or, in the case of Bradstone prior to the Continuance, a shareholder under the Alberta Act.
Special Resolution	A resolution required to be approved by not less than three quarters (3/4), in the case of the Company Act, or two thirds (2/3), in the case of the Alberta Act, of the votes cast by those Shareholders who (being entitled to do so) vote in person or by proxy at the Shareholders' Meeting for which the appropriate notice has been given.
Stockscape	Stockscape.com Technologies Inc., a company incorporated under the Company Act.
Stockscape Annual General Meeting Matters	Collectively, the election of directors, appointment of auditors and other annual general meeting matters set out Stockscape's Notice of Meeting.
Stockscape Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by the Stockscape Common Shareholders at the Stockscape Meeting, the full text of which is attached as Schedule "B" to this Information Circular.
Stockscape Common Shareholders	At any time, the holders at that time of Stockscape Common Shares.
Stockscape Common Shares	Voting common shares in the capital of Stockscape.
Stockscape Meeting	The annual general meeting to elect directors, appoint auditors and receive financial statements and the extraordinary general meeting of shareholders of Stockscape to be held at 9:00 a.m. (Vancouver time) on Tuesday, June 25, 2002 for the purpose of voting on the Stockscape Arrangement Resolution, the Stockscape's Name Change Resolution and the other

	matters proposed by management at the Stockscape Meeting.
Stockscape Name Change	The proposed change of name of Stockscape to Cornucopia Capital Inc.
Stockscape Name Change Resolution	The Special Resolution approving the Stockscape Name Change to be voted on, with or without variation, by the Stockscape Common Shareholders at the Stockscape Meeting, the full text of which is attached as Schedule "C" to this Information Circular.
Stockscape Optionholders	At the relevant time, holders of Stockscape Options.
Stockscape Options	Existing options granted by Stockscape for the purchase of up to 1,037,500 Stockscape Common Shares at exercise prices ranging from CDN$0.50 to U.S.$0.50 per share with expiry dates ranging from October 31, 2002 to January 9, 2005.
Stockscape Securityholders	At the relevant time, holders of Stockscape Common Shares, Stockscape Warrants and Stockscape Options.
Stockscape Warrantholders	At the relevant time, holders of Stockscape Warrants.
Stockscape Warrants	Up to 400,000 Warrants issued under Stockscape private placements, each Warrant entitling the holder to purchase one Stockscape Common Share at an exercise price of $0.50 per share until June 30, 2003.
Superior Proposal	An unsolicited bona fide offer regarding a merger, takeover bid, sale of substantially all assets or similar fundamental transaction involving a party which the board of directors of that party considers, in good faith, to be clearly superior to the terms of the Arrangement and must be recommended to the party's shareholders in order that the board of directors may discharge its fiduciary obligations. Any good faith determination by the board of directors of a Superior Proposal shall only be made after consultation with qualified financial advisors and receipt by the board of directors of the party of an opinion of outside counsel or advice of outside counsel that is reflected in the minutes of the board of directors of the party to the effect that the failure to entertain and negotiate such a Superior Proposal or to furnish information concerning the party to a third party in connection therewith would be likely, in the particular circumstances, to result in a finding that the directors had breached their fiduciary duties under applicable law.
Termination Date	July 15, 2002, unless extended by agreement of the parties to the Arrangement Agreement.
TSX	The Toronto Stock Exchange.
TSX Venture	TSX Venture Exchange.
U.S. Securities Act	The United States *Securities Act of 1933*, as amended.

SCHEDULE "A"

BRADSTONE CONTINUANCE RESOLUTION

Bradstone's shareholders will be asked to approve, as a special resolution approved by not less than 66 2/3% of the Bradstone Shares cast by persons voting in person or by proxy at the Meeting, the following resolution approving the transfer of Bradstone's jurisdiction of incorporation from Alberta to British Columbia and the alteration of Bradstone's authorized share capital in substantially the terms set out below (the "**Continuance Resolution**"). Management of Bradstone may elect not to carry out the Continuance if the Arrangement Resolution is not approved.

"WHEREAS Bradstone proposes to transfer out of the Province of Alberta under the jurisdiction of the Business Corporations Act (Alberta) (the "**Alberta Act**") and to continue into the Province of British Columbia (the "**Continuance**") under the jurisdiction of the Company Act (British Columbia) (the "**Company Act**");

AND WHEREAS management of Bradstone proposes to present a special resolution to the shareholders at the Meeting with respect to the Continuance and may subsequently decide that it is not in the best interests of Bradstone to proceed with such matters;

IT IS HEREBY RESOLVED, as a special resolution, that:

1. Bradstone be authorized to undertake and complete the Continuance and any one director or officer of Bradstone be authorized to determine the form of documents required in respect thereof, including any supplements or amendments thereto and including, without limitation, the documents referred to below;

2. the Continuance of Bradstone's jurisdiction of incorporation from Alberta to the Province of British Columbia, pursuant to Section 189 of the Alberta Act and Section 36 of Company Act, be approved;

3. Bradstone's application pursuant to Section 189 of the Alberta Act for authorization to be continued as a "company" in the Province of British Columbia be approved and ratified;

4. Bradstone make application to the Registrar of Companies in the Province of British Columbia for consent to be continued into and registered as a "company" pursuant to the Company Act;

5. effective on the date of such Continuance into British Columbia, Bradstone adopt the Memorandum substantially in the form attached as Schedule "O" to the circular prepared for the purpose of this Meeting and Articles substantially in the form attached as Schedule "P", in substitution for the existing Articles and Bylaws of Bradstone;

6. effective on the date of such Continuance under the Company Act, the authorized share capital of Bradstone be altered from an unlimited number of Subordinate Voting Shares to 100,000,000 Class "A" Subordinate Voting Shares, from an unlimited number of Multiple Voting Shares to 100,000,000 Class "B" Multiple Voting Shares and from an unlimited number of both First Preferred Shares and Second Preferred Shares to 100,000,000 of each of First Preferred Shares and Second Preferred Shares, in all cases without nominal or par value;

7. effective on the date of such Continuance as a corporation under the Company Act, the following persons shall be the directors of Bradstone as a British Columbia corporation:

Robert G. Atkinson
Gordon D. Ewart
A. Murray Sinclair
Brian E. Bayley
Andrew F. B. Milligan
John J. Fleming
Edward L. Mercaldo

8. notwithstanding the passage of this special resolution by the members of Bradstone, the board of directors of Bradstone, without further notice to or approval of the members of Bradstone, may decide not to proceed with the Continuance or otherwise give effect to this special resolution, at any time prior to the Continuance becoming effective; and

9. any one or more of the directors and officers of Bradstone be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Bradstone or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

SCHEDULE "B"

ARRANGEMENT RESOLUTIONS

Shareholders of each of the Companies will be asked to approve by special resolution of not less than 3/4 of the votes cast by the Shareholders (which shall include the voting in person or by proxy at the Meeting), the following:

IT IS HEREBY RESOLVED, as a special resolution, that:

1. the Arrangement under section 252 of the *Company Act* (British Columbia) set forth in the Plan of Arrangement attached as Schedule "J" to the Joint Information Circular dated May 17, 2002 (the "**Circular**") of Bradstone Equity Partners, Inc., Peruvian Gold Limited, Glenex Industries Inc. and Stockscape.com Technologies Inc. (collectively, the "**Companies**") is authorized and approved, provided that if any one or more of the parties other than Bradstone Equity Partners, Inc. determines or is determined by any one of the other parties including Bradstone by resolution of the board of directors thereof that it is not appropriate for such party or parties to participate in and complete the Arrangement, the remaining parties may proceed with the completion of the Arrangement without such party or parties provided that all other conditions, terms, covenants, representations and warranties relevant to the remaining parties can be complied with and this Agreement will be deemed to be amended to delete all references to the party or parties which is or are not participating;

2. effective on the date of such Arrangement, the amalgamated company to be formed pursuant to the Arrangement adopt the Memorandum and the Articles substantially in the terms set out as Appendix "A" and Appendix "B" to Plan of Arrangement attached as Exhibit 1 to the Arrangement Agreement made as of April 5, 2002 among the Companies;

3. any one director or officer of the Company be authorized and empowered, acting for, in the name of and on behalf of the Company, to execute and to deliver such documents as are necessary or desirable, and to deliver the final order of the Court approving the Plan of Arrangement to the Registrar appointed under Section 230 of the Company Act for filing; and

4. notwithstanding the passage of this special resolution by the Shareholders of the Company or the approval of the Court, the board of directors of the Company, without further notice to or approval of the Shareholders of the Company or the Court, may decide not to proceed with the Arrangement or to otherwise give effect to this special resolution at any time prior to the Plan of Arrangement becoming effective.

SCHEDULE "C"

STOCKSCAPE NAME CHANGE RESOLUTION

Stockscape Shareholders will be asked to approve by special resolution of not less than 3/4 of the votes cast by the Shareholders (which shall include the voting in person or by proxy at the Meeting), the following:

IT IS HEREBY RESOLVED, as a special resolution, that:

1. the name of the Company be changed to "Cornucopia Capital, Inc.";

2. paragraph 1 of the Memorandum of the Company be altered to read:

   "1. The name of the Company is "Cornucopia Capital, Inc.".

3. the Board of Directors be authorized to choose, without further approval of the members, such other name as may be acceptable to the TSX Venture Exchange and the Registrar of Companies and to amend this special resolution as may be necessary to comply with any applicable legislation or the policies or rules of such regulatory authorities.

SCHEDULE "D"

OPTION RESOLUTION

"IT IS HEREBY RESOLVED (with all insiders and their associates abstaining from voting), as an ordinary resolution that, upon the Effective Date of the Arrangement, Bradstone is authorized to adopt the Bradstone 2002 Stock Option Plan, pursuant to which the directors may, from time to time subject to any required regulatory approval, authorize the issuance of options to directors, officers and service providers of Bradstone and its subsidiaries for a maximum of 4,872,920 Bradstone Class A Shares (or such greater number which is not more than 20% of the then issued Bradstone Class A Shares) for issuance pursuant to Bradstone's Stock Option Plan."

SCHEDULE "E"

NOTICE OF APPLICATION FOR FINAL ORDER

NO. L021548

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF A PLAN OF ARRANGEMENT OF
BRADSTONE EQUITY PARTNERS, INC., PERUVIAN GOLD LIMITED,
GLENEX INDUSTRIES INC. AND STOCKSCAPE.COM TECHNOLOGIES INC.

BRADSTONE EQUITY PARTNERS, INC., PERUVIAN GOLD LIMITED,
GLENEX INDUSTRIES INC., STOCKSCAPE.COM
TECHNOLOGIES INC. AND THEIR MEMBERS

PETITIONERS

NOTICE OF APPLICATION FOR FINAL ORDER

TO: No Party Served

NOTICE IS HEREBY GIVEN that a Petition has been filed by Bradstone Equity Partners, Inc., Peruvian Gold Limited, Glenex Industries Inc. and Stockscape.com Technologies Inc. (the "Petitioners") in the Supreme Court of British Columbia for sanction and approval of an Arrangement contained in a Arrangement Agreement dated for reference the 5th day of April, 2002, pursuant to Section 252(2) of the *Company Act*, R.S.B.C. 1979, c. 59 and amendments thereto;

AND NOTICE IS FURTHER GIVEN that by an Order of the Supreme Court of British Columbia, dated the 17th day of May, 2002, the Court has given directions by means of an Interim Order as to the calling of meetings of the respective members of the Petitioners for the purpose of considering and voting upon the Arrangement;

AND NOTICE IS FURTHER GIVEN that pursuant to the Order aforesaid, the Petition is directed to be heard before a Justice of the Supreme Court of British Columbia, at the Courthouse, 800 Smithe Street, in the City of Vancouver, on Wednesday, the 26th day of June, 2002, at the hour of 9:45 o'clock in the forenoon, or so soon thereafter as counsel may be heard.

Any member of the Petitioners desiring to support or oppose the making of an Order on the said Petition may file an Appearance at any time prior to the time of such hearing, in person or by counsel.

IF YOU WISH TO BE HEARD at the hearing of the petition or wish to be notified of any further proceedings, YOU MUST GIVE NOTICE of your intention by filing a form entitled "Appearance" at the Vancouver registry of the Supreme Court of British Columbia (the Registry) prior to the date of hearing and YOU MUST ALSO DELIVER a copy of the "Appearance" to the Petitioner's address for delivery, which is set out below.

YOU OR YOUR SOLICITOR may file the "Appearance". You may obtain a form of "Appearance" at the registry.

The address of the Registry is: 800 Smith Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE AN APPEARANCE and attend either in person or by counsel at the time of such hearing, the Court may approve the arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to your. If the Arrangement is approved it will significantly affect the rights of the members of the Petitioner.

A copy of the said Petition and other documents in the proceedings will be furnished to any member of the Petitioner upon request in writing addressed to the solicitors of the Petitioner at their address for delivery set out below. Further to the Order of the Supreme Court of British Columbia, any member of the Petitioners may appear and make representations at the Final Application, provided such member shall file an Appearance as aforesaid, and deliver a copy of the filed Appearance, together with a copy of all materials on which the said member intends to rely upon at the Final Application, including a written outline of such member's proposed submissions, to the solicitors for the Petitioners as the address for delivery set out in the Petition on or before 12:00 o'clock noon on Thursday, June 20, 2002 in Vancouver, B.C.

The Petitioners' address for delivery is: c/o DuMoulin Black, Barristers & Solicitors, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Attention: Kenneth W. Ball.

Dated at Vancouver, British Columbia, this 17th day of May, 2002.

Kenneth W. Ball
Solicitor for the Petitioners

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